Exhibit 99.1

Auris Medical Provides Business Update

Zug, Switzerland, March 13, 2018 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology, today provided an update on the TACTT3 clinical trial with Keyzilen® in the treatment of acute inner ear tinnitus as well as the results from the Company’s Extraordinary General Meeting held on March 12, 2018.

TACTT3 Trial

Preliminary top-line data from the TACTT3 trial indicate that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. The Company is investigating the outcomes, including those in the previously conducted sister trial TACTT2, and will provide an update in due course.

Extraordinary General Meeting

On March 12, 2018, the extraordinary general meeting of shareholders of Auris Medical Holding AG approved, among other items, the merger of the company with one of its subsidiaries. The merger has become effective on March 13, 2018, and results in a reverse split of 1 new share for 10 old shares. The post-merger common shares (CUSIP number H0381L104) of Auris Medical Holding AG are expected to begin trading on the Nasdaq Capital Market on March 14, 2018.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology. The company is focused on the Phase 3 development of treatments for acute inner ear hearing loss (AM-111) and for acute inner ear tinnitus (Keyzilen®; AM-101) by way of intratympanic administration with biocompatible gel formulations. In addition, Auris Medical is developing intranasal betahistine for the treatment of vertigo (AM-125) as well as early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the NASDAQ Capital Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Company contact: Hernan Levett, Chief Financial Officer, +41 61 201 1350

Investor contact: Daniel Ferry, LifeSci Advisors, LLC, 1-617-535-7746

investors@aurismedical.com

Auris Medical Holding AG, Bahnhofstrasse 21, 6300 Zug (Switzerland) +41 41 729 71 94 www.aurismedical.com